Filed by FirstSun Capital Bancorp (Commission File No.: 333-258176) Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed to be filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 Date: February 5, 2024

FirstSun Capital Bancorp | HomeStreet



TRANSFORMATIONAL STRATEGIC MERGER

Enhancing Value for Our Shareholders, Customers and Communities

Positioned for Growth in a Challenging Operating Environment

FEBRUARY 2024

2 DISCLAIMER & FORWARD LOOKING STATEMENTS FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” “project,” “forecast,” “seek,” “strategy,” “future,” “opportunity,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” “will be,” “will continue,” “will likely result,” or the negative of these terms or comparable variations, and include statements relating to the benefits of the proposed transaction (including the accretive value to earnings), the plans, objectives, expectations, and intentions of FirstSun Capital Bancorp (“FirstSun”) and HomeStreet, Inc. (“HomeStreet”) following their combination, the expected timing of completion of the transaction, and other statements that are not historical facts, although not all forward-looking statements contain such identifying words. Such forward-looking statements represent management’s beliefs, based upon information available at the time the statements were made, with regard to the matters addressed; they are not guarantees of future performance. Actual results could differ materially from the results expressed or implied by the forward- looking statements, which are subject to numerous assumptions, risks, and uncertainties that could change over time. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor, as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the transaction may not be realized or take longer than anticipated to be realized, (2) disruption from the transaction of customer, supplier, employee, or other business partner relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to a delay in closing the transaction or the termination of the merger agreement, (4) the occurrence of a change in the interest rate environment, including the magnitude and duration of interest rate changes, which could adversely affect FirstSun’s and HomeStreet’s revenue and expenses, value of assets and obligations, and the availability and cost of capital and liquidity, along with the consummation of the merger, (5) the failure to obtain the necessary approval by the shareholders of HomeStreet, (6) the possibility that the costs, fees, expenses, and charges related to the transaction may be greater than anticipated, (7) the ability of FirstSun to obtain required governmental approvals of the transaction on the anticipated timeframe and without the imposition of adverse conditions, (8) reputational risk and the reaction of the companies’ customers, suppliers, employees, or other business partners to the transaction, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction, (10) the risks relating to the integration of HomeStreet’s operations into the operations of FirstSun, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (11) the risk of potential litigation or regulatory action related to the transaction, (12) the risks associated with FirstSun’s pursuit of future acquisitions, (13) the risk of expansion into new geographic or product markets, (14) the dilution caused by FirstSun’s issuance of additional shares of its common stock in the transaction and related capital raises, (15) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction, (16) risks that the proposed transaction disrupts current plans and operations of FirstSun and HomeStreet, (17) FirstSun’s and HomeStreet’s estimates of its financial performance, (18) the impact of inflation, (19) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of FirstSun’s and HomeStreet’s underwriting practices, and the risk of fraud, (20) fluctuations in the demand for loans, (21) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund FirstSun’s andHomeStreet’s activities, particularly in a rising or high interest rate environment, (22) the rapid withdrawal of a significant amount of deposits over a short period of time, (23) results of examinations by regulatory authorities of FirstSun and HomeStreet and the possibility that any such regulatory authority may, among other things, limit FirstSun’s or HomeStreet’s business activities, restrict FirstSun’s or HomeStreet’s ability to invest in certain assets, refrain from issuing an approval or non- objection to certain capital or other actions, increase FirstSun’s or HomeStreet’s allowance for credit losses, result in write-downs of asset values, restrict FirstSun’s or HomeStreet’s ability or that of a FirstSun or HomeStreet bank subsidiary to pay dividends, or impose fines, penalties, or sanctions, (24) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks, (25) changes in the markets in which FirstSun and HomeStreet compete, including with respect to the competitive landscape, technology evolution, or regulatory changes, (26) changes in consumer spending, borrowing, and saving habits, (27) slowdowns in the securities trading or shifting demand for security trading products, (28) the impact of natural disasters and health epidemics, (29) legislative and regulatory changes, (30) impact of operating in a highly competitive industry, (31) reliance on third party service providers, (32) competition in retaining key employees, (33) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee, or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions, (34) changes to accounting principles and guidelines, (35) potential litigation relating to the proposed transaction that could be instituted against FirstSun, HomeStreet, or their respective directors and officers, including the effects of any outcomes related thereto, (36) volatility in the trading price of FirstSun’s or HomeStreet’s securities, (37) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction and identify and realize additional opportunities, (38) the effect of the announcement or pendency of the proposed transaction on FirstSun’s and HomeStreet’s business relationships, operating results, and business generally, (39) potential difficulties in retaining FirstSun and HomeStreet customers and employees as a result of the proposed transaction, and (40) general competitive, economic, political, and market conditions. Shareholders and investors should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of FirstSun’s registration statement on Form S-4 that will also contain the Proxy Statement of HomeStreet and Prospectus of FirstSun discussed below, when it becomes available. Further information regarding additional factors that could cause results to differ materially from those described above can be found in FirstSun’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of FirstSun’s website, https://ir.firstsuncb.com/investor-relations/default.aspx, and in other documents FirstSun files with the SEC, and in HomeStreet’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the SEC and is available in the “Investor Relations” section of HomeStreet’s website, https://ir.homestreet.com/corporate-profile/default.aspx, and in other documents HomeStreet files with the SEC. These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are beyond FirstSun’s and HomeStreet’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. There may also be additional risks that neither FirstSun nor HomeStreet presently knows, or that FirstSun or HomeStreet currently believes are immaterial, that could cause actual events and results to differ from those contained in the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward- looking statements. All forward-looking statements speak only as of the date of this communication, and neither FirstSun nor HomeStreet assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. FirstSun and HomeStreet anticipate that subsequent events and developments will cause FirstSun’s and HomeStreet’s assessments to change. Neither FirstSun nor HomeStreet gives any assurance that either FirstSun or HomeStreet, or the combined company, will achieve the results or other matters set forth in the forward-looking statements. FirstSun and HomeStreet qualify all forward-looking statements by these cautionary statements.

3 DISCLAIMER & FORWARD LOOKING STATEMENTS (CONTINUED) NO OFFER OR SOLICIATION This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction of any vote or approval and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FirstSun, HomeStreet, or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. IMPORTANT ADDITIONAL INFORMATION ANDWHERE TO FIND IT In connection with the proposed transaction, FirstSun intends to file with the SEC a Registration Statement on Form S-4 to register shares of FirstSun common stock that will be issued to HomeStreet shareholders in connection with the merger. The Registration Statement will include a Proxy Statement of HomeStreet and a Prospectus of FirstSun, as well as other relevant documents in connection with HomeStreet’s solicitation of proxies for the vote by HomeStreet’s shareholders concerning the proposed transaction. After the registration statement has been filed and declared effective, HomeStreet will mail the Proxy Statement of HomeStreet and Prospectus of FirstSun to its shareholders that, as of the record date, are entitled to vote on the matters being considered at the HomeStreet shareholder meeting. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRSTSUN, HOMESTREET, AND THE PROPOSED TRANSACTION. Shareholders of HomeStreet will be able to obtain a free copy of the Registration Statement and definitive Proxy Statement/Prospectus, as well as other filings containing information about FirstSun and HomeStreet, without charge, at the SEC’s website, www.sec.gov. Copies of the Registration Statement and Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference in the Registration Statement and Proxy Statement/Prospectus can also be obtained, without charge, by FirstSun (a) on its website at https://ir.firstsuncb.com/investor-relations/default.aspx under “Financials and Filings”; or (b) through directing a request to FirstSun Capital Bancorp, Attention: Investor Relations, 1400 16th Street, Suite 250, Denver, CO 80202, (303) 962-0150; or by HomeStreet (a) on its website https://ir.homestreet.com/sec-filings/all-filings/default.aspx; or (b) through directing a request to HomeStreet, Inc. Investor Relations, 601 Union St. Suite 2000, Seattle, WA 98101, (206) 623-3050. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of HomeStreet in connection with the proposed transaction under the rules of the SEC. Information regarding FirstSun’s directors and executive officers is available in FirstSun’s 10-K, which was filed with the SEC on March 16, 2023, and other documents filed by FirstSun with the SEC. Information regarding HomeStreet’s directors and executive officers is available in HomeStreet’s definitive proxy statement filed with the SEC on April 11, 2023, and other documents filed by HomeStreet with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus relating to the proposed transaction and in other relevant materials filed with the SEC regarding the proposed transaction (if and when they become available). Free copies of this document may be obtained as described in the preceding paragraph.

4 Table of Contents I. Introduction II. HomeStreet Overview III. FirstSun Overview IV. Combined Franchise V. Conclusion VI. Appendix

5 Introduction

6 INTRODUCTION TO EXECUTIVE MANAGEMENT Neal E. Arnold President & CEO, FirstSun Robert A. Cafera CFO, FirstSun Mark K. Mason President & CEO, HomeStreet John M. Michel CFO, HomeStreet ✓ President and CEO of Sunflower since 2018 ✓ He served as Executive Vice President & CFO of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005 ✓ Mr. Arnold has over 20 years of experience completing numerous regulatory compliance consulting engagements for bank boards ✓ Robert A. Cafera has held his current positions since 2012 ✓ He served in different roles at Fifth Third Bank, including as Senior Vice President and Chief Financial Officer of the Commercial Bank, and before that as its Assistant Controller ✓ Before joining Fifth Third Bank, he was a Senior Manager with Arthur Andersen for about ten years ✓ HomeStreet’s President and CEO since January 2010 ✓ From 1998 to 2002, Mr. Mason was President, CEO and Chief Lending Officer for Bank Plus Corporation ✓ His prior experience includes Chief Financial Officer roles at other financial institutions, financial services, and real estate organizations, and he was a Senior Manager at Deloitte ✓ Mr. Michel joined HomeStreet in May 2020 and serves as Executive Vice President, Chief Financial Officer ✓ Prior to joining HomeStreet, Mr. Michel was Chief Financial Officer of First Foundation, Inc., from 2007 through 2020 ✓ His prior experience includes Chief Financial Officer and senior finance roles at other financial organizations, and he was a Senior Manager at Deloitte

A VOLATILE ENVIRONMENT CREATED OPPORTUNITY

FirstSun was focused on finding a strategic merger partner to cross $10 billion and fully unlock operating leverage

Key Partner Criteria:

- ✓ High quality core deposit franchise
- ✓ Low risk loan portfolio
- ✓ High degree of quality fee income
- ✓ Strong culture and tenured employee base
- ✓ Positioned in large and/or high growth markets
- ✓ Public currency and diversified shareholder base
- ✓ Asset sizes of $5-$15 billion to effectively cross $10 billion

Potential $5-$15 Billion Asset Size Public Bank Partner Universe


86 Total Banks
Southwest / Western HQ'd
20 Banks
Above Average Fee Income / Revenue
10 Banks
Deposit Base + Low Risk Profile
[H]

Source: S&P Global Market Intelligence. Note: $5 to $15 billion banks data measured as of most recent quarter reported, includes HMST but excludes all other merger targets.

7

CREATING A PREMIER REGIONAL BANKING FRANCHISE
MATERIALLY ACCELERATES EACH COMPANY'S OPERATING LEVERAGE TRAJECTORY



FSUN Branches
HMST Branches
Hawaii

Best-in-Class Operating Metrics

(2025E)

- **~1.4%** Pro Forma ROAA
- **~17%** Pro Forma ROATCE
- **~3.9%** Pro Forma NIM
- **~22%** Pro Forma Fee Income / Revenue

Pro Forma Key Highlights

$17B	$6.05	30%+
Pro Forma Assets(1)	2025 EPS	2025 EPS Accretion

- **Operating in the Largest and Fastest Growing Markets**
- **Complementary Business Lines and Lending Expertise**
- **Combination of Two Top-Tier Core Deposit Franchises**
- **Well-Positioned Balance Sheet and Combined Revenue Streams Less Sensitive of Macro-Environment Conditions**
- **Material & Immediate Upside to Current Valuation**
- **Experienced & Tenured Combined Management Team**

Source: S&P Global Market Intelligence.
(1) Pro forma assets are estimated at close and include the impact of purchase accounting adjustments.

8

9 HomeStreet Overview

10 HOMESTREET KEY HIGHLIGHTS ✓ High quality diversified core deposit franchise ✓ Long-tenured, sticky core deposit base ✓ Diversified high quality real estate lending franchise for both single family and multifamily residential and diversified CRE ✓ Best-in-class credit: granular portfolio with low historical loss content ✓ Fee income businesses provide material hedge against a declining rate environment ✓ Strong culture and tenured employee base with extensive M&A experience ✓ Positioned in many of the largest markets with deep and diverse commercial banking opportunities ✓ Material synergized earnings power

11 (30%) (7%) West Coast Region & Business Model Peers HMST 7% 28% HMST West Coast Region & Business Model Peers 60% 40% 59% 25% 12% 4% Source: S&P Global Market Intelligence, Company Documents. (1) Per deposit tape as of 11/30/2023. (2) Per FDIC data as of 6/30/2023. (3) Non-reciprocal deposits excluded from Washington. (4) Wholesale Deposits includes brokered deposits and deposits through listing service less reciprocal brokered deposits. Note: Peers on this page were BANC, WAFD, PPBI, FFWM, Banc of California (Private) and LBC. HIGH QUALITY CORE DEPOSIT FRANCHISE $1,452 $887 $762 $974 $1,216 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 Composition by State(2) ~8.7 yrs. weighted average age(1) ~$32k average account size(1) $1,400 $1,479 $1,410 $1,437 $1,307 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 ~71% accounts opened prior to 2020(1) Washington(3) Oregon Hawaii California Business Consumer Uninsured Deposits / Deposits Substantial reduction in wholesale funding Wholesale Deposits(4) ($236m) / (16%) Change $ in millions Non-interest Bearing (NIB) Deposits LTM Change in NIB Deposits ($76M) / (7%) Change Limited run-off in NIB deposits $ in millions Composition by Customer Type(1)

LONG-TENURED, STICKY CORE DEPOSIT BASE

Steady Growth and Consistent Mix

10 Year Lookback



Non-Time Deposits ($M)
$1,703
8% CAGR
$3,557
2013
2023



Non-interest bearing ($M)
$323
15% CAGR
$1,307
2013
2023

Non-interest bearing / Total Deposits



15%
Consistent
19%
2013
2023

Over 77% of Branch Network has Exhibited Growth since Pre-COVID

HomeStreet Branch Growth: Pre-COVID to Post-SVB

#	Address	City	State	Deposits 2019 ($M)	Deposits 2023 ($M)	Absolute Growth (%)	2019-2023 Deposit CAGR
1.	8200 35th Ave NE	Seattle	WA	$201	$209	4%	1%
2.	8050 15th Ave NW	Seattle	WA	107	119	11%	3%
3.	22001 66th Ave W	Mountlake Terrace	WA	87	107	23%	5%
4.	6949 Coal Creek Pkwy SE	Newcastle	WA	95	105	11%	3%
5.	1238 State Ave	Marysville	WA	79	104	31%	7%
6.	1835 Queen Anne Ave N	Seattle	WA	100	103	3%	1%
7.	19405 44th Ave W	Lynnwood	WA	58	99	69%	14%
8.	33525 Pacific Hwy S	Federal Way	WA	78	97	25%	6%
9.	2100 SE 164th Ave	Vancouver	WA	79	96	22%	5%
10.	500 108th Ave NE	Bellevue	WA	129	95	(26%)	(7%)
11.	810 Sleater Kinney Rd SE	Lacey	WA	0	91	–	–
12.	1501 S Union Ave	Tacoma	WA	89	86	(4%)	(1%)
13.	4022 SW Alaska St	Seattle	WA	68	86	26%	6%
14.	130 Andover Park E	Tukwila	WA	47	84	81%	16%
15.	909 NE Ellis Dr	Issaquah	WA	49	82	67%	14%
16.	505 W Harrison St	Kent	WA	59	79	34%	8%
17.	7307 Greenwood Ave N	Seattle	WA	33	70	110%	20%
18.	16389 Redmond Way	Redmond	WA	35	63	80%	16%
19.	10802 Gravelly Lake Dr SW	Lakewood	WA	70	63	(11%)	(3%)
20.	921 Hildebrand Ln NE	Bainbridge Island	WA	37	58	54%	11%
21.	3417 Evanston Ave N	Seattle	WA	25	55	125%	22%
22.	2720 Hoyt Ave	Everett	WA	44	51	17%	4%
23.	5900 24th Ave NW	Seattle	WA	32	47	49%	10%
24.	4036 E Madison St	Seattle	WA	38	44	17%	4%
25.	4949 Borgen Blvd	Gig Harbor	WA	12	42	262%	38%
26.	12513 Lake City Way NE	Seattle	WA	14	39	175%	29%
27.	700 Broadway E	Seattle	WA	30	37	26%	6%
28.	5001 25th Ave NE	Seattle	WA	17	22	30%	7%
29.	417 NE 72nd St	Seattle	WA	25	20	(18%)	(5%)
	Washington Total Deposits			**$1,737**	**$2,254**	**30%**	**7%**
30.	17123 Main St	Hesperia	CA	$95	$175	84%	16%
31.	252 S Lake Ave	Pasadena	CA	136	131	(4%)	(1%)
32.	10820 Zelzah Ave	Granada Hills	CA	98	110	13%	3%
33.	1110 Rosecrans St	San Diego	CA	69	108	57%	12%
34.	17901 Von Karman Ave	Irvine	CA	147	101	(31%)	(9%)
35.	8501 Van Nuys Blvd	Panorama City	CA	93	99	6%	2%
36.	42138 Big Bear Blvd	Big Bear Lake	CA	90	77	(15%)	(4%)
37.	650 S Grand Ave	Glendora	CA	64	72	12%	3%
38.	8860 Apollo Way	Downey	CA	62	70	13%	3%
39.	277 Rancheros Dr	San Marcos	CA	85	69	(19%)	(5%)
40.	333 N Glenoaks Blvd	Burbank	CA	46	60	31%	7%
41.	9714 Sierra Ave	Fontana	CA	47	55	18%	4%
42.	1118 N Vermont Ave	Los Angeles	CA	53	53	1%	0%
43.	57500 Twentynine Palms Hwy	Yucca Valley	CA	55	49	(11%)	(3%)
44.	26650 Western Ave	Harbor City	CA	46	45	(3%)	(1%)
45.	368 Broadway	El Cajon	CA	27	43	59%	12%
46.	3844 La Sierra Ave	Riverside	CA	25	35	40%	9%
47.	781 Lawrence Expy	Santa Clara	CA	20	32	57%	12%
48.	6515 Mission George Rd	San Diego	CA	22	28	26%	6%
49.	3119 Baldwin Park Blvd	Baldwin Park	CA	15	20	34%	8%
50.	9363 Clairemont Mesa Blvd	San Diego	CA	11	17	48%	10%
	California Total Deposits			**$1,308**	**$1,450**	**11%**	**3%**
51.	2 S King St	Honolulu	HI	$323	$320	(1%)	(0%)
52.	4211 Waialae Ave	Honolulu	HI	0	127	–	–
53.	120 Waianuenue Ave	Hilo	HI	89	122	37%	8%
54.	98-1258 Kaahumanu St	Pearl City	HI	90	105	16%	4%
	Hawaii Total Deposits			**$502**	**$674**	**34%**	**8%**
55.	16230 SW Pacific Hwy	Tigard	OR	$103	$103	(1%)	(0%)
56.	3970 Mercantile Dr	Lake Oswego	OR	19	69	268%	38%
57.	22 NW 23rd Ave	Portland	OR	75	65	(13%)	(4%)
	Oregon Total Deposits			**$197**	**$236**	**20%**	**5%**
	HMST Total Deposits			**$3,744**	**$4,615**	**23%**	**5%**

Source: S&P Global Market Intelligence. FDIC data as of 6/30 of their respective years. Note: Branch data excludes branches with zero deposits and the headquarters branch. Time deposits is bank level regulatory data.

12

BEST-IN-CLASS CREDIT:
GRANULAR PORTFOLIO WITH LOW HISTORICAL LOSS CONTENT

~$7.4B	~5.2 yrs.	~$687k
total gross loans	*weighted average maturity*(1)	*average account size*(1)

Loans: Composition by Type(2)


Residential
23%
Non-owner Occupied CRE
9%
Construction & Land
8%
Commercial & Industrial
10%
51%
Multi-family

$4.1B
Total Loans

700+
Relationships

~$6M
Balance per relationship

~$48M
Largest dollar loan

~57%
LTV at Origination

~1.39x
Avg. DSCR

50%+
Rent controlled

Maturity / Reprice By Year


less than 50% Multi-family reprice prior to 2028
1%
3%
5%
14%
20%
20%
22%
2023
2024
2025
2026
2027
2028
2029

Long-term credit track record

NCO / Avg. Loans 10 Year Avg.(3)


(0.00%)
0.05%
0.11%
HomeStreet
FirstSun Capital
Peer Median

COVID related defaults materially below peer

COVID-19 Peak Deferrals


6.8%
1.3%
12.6%
HomeStreet
FirstSun Capital
Peer Median

Lower level of non-owner occupied CRE

Regulatory CRE(4) ex. Multi / TRBC


140%
140%
212%
HomeStreet
FirstSun Capital
Peer Median

Source: S&P Global Market Intelligence, Company Documents. Note: Peer group is defined as nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. Note: Bank level regulatory data used where BHC data not available.
(1) Per loan tape as of 11.30.23. (2) Owner-occupied CRE is included within C&I loans. (3) Utilizes a 10-year average of net charge-offs/average loans. (4) Regulatory CRE as defined in the regulatory agencies guidance on commercial real estate.

13

14 32% 42% 41% 39% 44% 42% 33% 30% 33% 22% 18% 13% 15% 17% 19% 21% 24% 1.79% 1.53% 0.67% 0.66% 0.87% 1.29% 1.59% 1.31% 1.53% 1.92% 2.91% 3.01% 3.82% 3.57% 3.59% 4.18% 4.52% 19Q4 20Q1 20Q2 20Q3 20Q4 21Q1 21Q2 21Q3 21Q4 22Q1 22Q2 22Q3 22Q4 23Q1 23Q2 23Q3 23Q4 HMST Fee income / Revenue 10 Year UST. FEE INCOME BUSINESSES PROVIDE MATERIAL HEDGE AGAINST A DECLINING RATE ENVIRONMENT Declining Rates Increased Fee Income Loan Sales & Servicing (Residential & Multi-Family) Residential Mortgage Banking Delegated Underwriting Service License • Scaled residential servicing operation in place • Future opportunity to expand commercial servicing, particularly DUS originations, in the pro forma footprint - HMST is currently one of the smallest DUS loan volume originators • Demonstrated track record of commercial loan sales in more “normal” rate environment • Substantially reduced operations in 2019 • Sold majority of servicing rights • Re-focused the business to be aligned with retail deposit branch network 2019 Mortgage Actions Source: S&P Global Market Intelligence; Company documents. (1) Per S&P Global Market Intelligence, 2023 year-to-date as of September. Mortgage Originations(1) Unlocking the Opportunity

STRONG CULTURE AND TENURED EMPLOYEE BASE WITH EXTENSIVE M&A EXPERIENCE

Culture & Awards

Top 5 Corp. Philanthropists in Puget Sound - 2023

CORPORATE CITIZENSHIP

Best U.S. Banks – 2022
#8 in the nation

America's Best Banks – 2022
Best Small Bank in WA

Best-In-Class Mortgage Lender – 2022
#1 in the nation

Net Promotor Score (NPS) of 40 in 2022 – exceeding the bank industry benchmark for the seventh consecutive year.

Scalable Platform to Build from in Attractive SoCal Markets

HomeStreet → Simplicity → Orange → Branch Acquisitions



San Luis Obispo
Bakersfield
Santa Maria
Lompoc
Lancaster
Santa Barbara
Santa Clarita
Oxnard
Victorville
Mojave National Preserve
Twentynine Palms Marine Corps Base
Cathedral City
Indio
Murrieta
Oceanside
San Diego

Extensive M&A Experience

Feb. 2023 – HMST acquired 3 branches from Mitsubishi UFJ Financial Group.

Nov. 2019 – HMST seller in Windermere Real Estate Services Company

Mar. 2019 – HMST acquired 1 branch from Silvergate

Sept. 2017 – HMST acquired 1 branch from Opus Bank

Nov. 2016 – HMST acquired 2 branches from Boston Private

Feb. 2016 – HMST acquired Orange County Business Bank ($190M in assets), franchise focused in Irvine, CA

Mar. 2015 – HMST acquired Simplicity Bancorp ($863M in assets), franchise focused in Covina, CA

Nov. 2013 – HMST acquired Fortune Bank (~$141M in assets), franchise focused in Seattle, WA

Nov. 2013 – HMST acquired YNB Financial Services Corp (~$125M assets), franchise focused in Yakima, WA

Source: S&P Global Market Intelligence; Company documents; FDIC. Note: FDIC data as of 6/30/2023.

15

16 # 1 Southern California (ex. San Diego) (2) P 2 Dallas, Texas P 3 Houston, Texas P 4 Phoenix, Arizona P 5 Ontario, California P 6 San Francisco, California 7 Seattle, Washington P 8 Minneapolis, Minnesota 9 San Diego, California P 10 Denver, Colorado P $107 $86 $93 $74 Seattle Southern California (ex. San Diego) San Diego National Average $146 $202 Seattle $89 $312 Southern California (ex. San Diego) $53 $234 San Diego POSITIONED IN MANY OF THE LARGEST MARKETS WITH DEEP AND DIVERSE COMMERCIAL BANKING OPPORTUNITIES San Diego, CASouthern California(2) Seattle, WAOntario, CA Source: S&P Global Market Intelligence, Company documents, SBA, U.S. Bureau of Economic Analysis. Note: FDIC data as of 6/30/2023. (1) Defined as states west of the Mississippi River. (2) The MSA of Southern California includes Los Angeles, Long Beach, and Anaheim; excludes San Diego and Ontario. (3) Including Ontario. Presence in 8 of the Top 10 Largest MSAs in the Central & Western U.S(1) Average Branch Size ($M) Substantial Room to Further Grow the Franchise (3) Overview of HomeStreet Primary Markets Median Household Income ($000s) (3) California Washington 4.2M Small Businesses $3.9T 650K+ Small Businesses $808B 2023Q3 GDP 2023Q3 GDP $89 $76 $312 $346 1 2 HMST Overall Market

MATERIAL SYNERGIZED EARNINGS POWER

Combination Unlocks Significant Synergized Earnings

2025 Estimated, $ in millions



$33
$10
$65
($13)
$94
$39
($6)
$127
Standalone Net Income (1)
Securities Rate Mark
Loan Rate Mark
Other Marks (2)
Adjusted Net Income
Cost Savings (net of Durbin)
All Other impacts (3)
Fully Synergized Earnings
HomeStreet
HomeStreet
HomeStreet
ROAA
0.36%
1.03%
1.39%

- Pre-tax cost saves of $55 million or ~11% of combined core expense based on bottoms up analysis
  - Focus on back-office redundancy, technology and professional services
- $175 million capital raise unlocks ability to mark-to-market assets and keep them on the combined balance sheet
- Interest rate mark-to-market improves HMST standalone NIM in 2025 by ~90bps
- Combined balance sheet flexibility
- No credit mark accretion factored into modeling
- **No revenue enhancements factored into modeling (but identified)**



Implementing the FSUN commercial playbook (C&I loan and deposit growth, TM fee revenue) in HomeStreet markets could drive ROA to 1.50%+
1.50%+

Source: S&P Global Market Intelligence, Company documents.
(1) HMST Management projected 2025 net income, no growth forecast.
(2) Net after-tax impact of all other rate mark-to-market.
(3) Includes impact of CDI amortization net of reversal of HomeStreet's CDI, financing costs, interest income on net proceeds, and all other merger related items.

17

18 FirstSun Overview

19 FIRSTSUN KEY HIGHLIGHTS: THE PLAYBOOK ✓ Balance between organic growth and strategic M&A ✓ Invested heavily in building out the local banking teams with a track record of success ✓ Focused go-to-market strategy: regional model with business line overlay ✓ C&I focused with select industry expertise and in major Southwest metro markets ✓ Attractive, balanced core deposit base: combination of granular, long- tenured balances in rural markets and commercial accounts in the metro markets ✓ Fee income is a major focus: >20% of revenue ✓ Demonstrated ability to remix post M&A deal closing ✓ Operating leverage and diversity of revenue at play

20 $3.6 $4.3 $1.7 $1.9 $3.7 $3.9 $4.2 $5.0 $5.7 $7.4 $7.9 2015 2016 2017 2018 2019 2020 2021 2022 2023 BALANCE BETWEEN ORGANIC GROWTH AND STRATEGIC M&A Asset Growth Over Time Source: S&P Global Market Intelligence. Note: Financial data as of December 31, 2023. (1) FTE basis. $ in billions Company History • Founded in late 1800s, Sunflower is now an $8 billion multi-state Regional Bank that has grown from a small, rural Kansas Community Bank via organic growth and acquisition • Publicly traded on OTCQX: FSUN (NASDAQ Listed upon HMST close) 2023 Highlights Areas of Focus • Effective organic strategy with significant business development hires; complemented by strategic M&A • Shifted focus from community CRE lending to major customer C&I relationship banking Organic CAGR: 12% Total CAGR: 21% $7.9 Total Assets ~7% YoY $6.2 Net Loans ~6% YoY $6.4 Deposits ~11% YoY 39% C&I Loans 4.15% Q4’23 NIM(1) 1.38% LTM ROAA 21% LTM Fee Income / Revenue M&A Organic FSUN Pioneer Acquisition Strategic Growth Acquisition Franchise Evolution with M&A

21 846 962 979 1,059 1,042 1,149 1,122 2017 2018 2019 2020 2021 2022 2023 Metro TX Loans: $2,428 Deposits: $1,482 Branches: 19 FTE: 145 Legend INVESTED HEAVILY IN BUILDING OUT THE BUSINESS DEVELOPMENT TEAM $138 $39 FSUN Peers Source: S&P Global Market Intelligence. Note: 2023Q4 BHC data used. Peer group is defined as nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (1) Last twelve months data used. • Regional structure with line of business overlay • 6 Regions • Localized decision making • Incentivized leadership and scorecard model for every business development officer Marketing Strategies Full Time Employees (actual) Investment in Organic Growth PPNR(1) / Full Time Employees ($ in thousands) Loan Growth Focused Markets Funding Focused Markets Desert Mountain (CO/AZ) Loans: $1,593 Deposits: $1,206 Branches: 15 FTE: 124 Eastern KS Loans: $702 Deposits: $242 Branches: 3 FTE: 31 El Paso Loans: $211 Deposits: $545 Branches: 5 FTE: 33 Central / Western KS Loans: $184 Deposits: $1,370 Branches: 20 FTE: 115 New Mexico Loans: $141 Deposits: $1,143 Branches: 7 FTE: 45

22 Source: S&P Global Market Intelligence; Company documents. Note: Financial data as of December 31, 2023. Company data as of December 31 for each respective year. (1) Consists of business development in Dallas, Houston, Austin and San Antonio, excludes impact of Pioneer acquisition. FOCUSED GO-TO-MARKET STRATEGY: REGIONAL MODEL WITH BUSINESS LINE OVERLAY Strategic Deposit Growth 20232015 Strong Organic Loan Growth in Select Metro Markets $685M loans in Select Metro Markets $3.2B loans in Select Metro Markets Dec 2019 Dec 2023 47% CAGR Metro Texas(1) Eastern Kansas Arizona $92 $2,013 $0 $1,000 $2,000 $3,000 Dec 2019 Dec-23 $76 $499 $0 $200 $400 $600 Dec 2019 Dec-23 $517 $702 $0 $200 $400 $600 $800 Dec 2019 Dec-23 $ in millions, unless otherwise stated Metro Texas(1) $1.5B 19 Branches $1.4B 20 Branches $1.2B 15 Branches $1.1B 7 Branches $0.5B 5 Branches $0.2B 3 Branches $0.0B 0 Branches $0.9B 20 Branches $0.3B 9 Branches $0.0B 0 Branches $0.0B 0 Branches $0.1B 7 Branches Central / Western Kansas Desert Mountain (CO/AZ) New Mexico El Paso Eastern Kansas Focused on high quality customer growth on both sides of the balance sheet… NOT market share

FEE INCOME IS A MAJOR FOCUS: >20% OF REVENUE

TM/Deposit/Card Fees

($ in millions)



15% CAGR
$18.9
$33.3
2019
2023

- Treasury Management (TM) is the key driver of growth… with revenues up 33% in 2023
- Significant investments made in personnel and technology
- Stable, consistent retail based fees from more rural markets

Wealth/Trust

($ in millions)



11% CAGR
$3.8
$5.7
2019
2023

- $1.4 billion in AUM
- Tremendous growth opportunity & synergy with C&I banking relationships
- Acquired legacy Mutual of Omaha wealth business in late 2020 from CIT Group Inc.

Mortgage Banking

($ in millions)



(8%) CAGR
$43.0
$31.4
2019
2023

Guardian Mortgage

- Plano, Texas headquartered operation
- Retail based origination platform focused in-footprint (no wholesale)
- Predominantly agency and government underwriting

Source: S&P Global Market Intelligence.

23

24 $1,062 $757 $869 $1,037 2017Q2 CRE 2019Q2 CRE 2017Q2 C&I 2019Q2 C&I $2,597 $3,103 2022Q2 C&I 2023Q4 C&I 146% 169% 165% 159% 151% 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 256% 270% 251% 242% 225% 2017Q1 2017Q2 2017Q3 2017Q4 2018Q1 ($ in millions) DEMONSTRATED ABILITY TO REMIX POST M&A DEAL CLOSING Closed: 6/19/2017 Closed: 4/1/2022 Assets Acquired: $2.1B Assets Acquired: $1.5B Source: S&P Global Market Intelligence. Note: Bank level regulatory data shown. Regulatory CRE as defined in the regulatory agencies guidance on commercial real estate. C&I loans includes C&I loans and owner-occupied CRE loans. Regulatory CRE Concentration Trends (Regulatory CRE / Total Capital) Regulatory CRE vs. C&I Trends $1,270 $1,392 2022Q2 CRE 2023Q4 CRE Regulatory CRE vs. C&I Trends ($ in millions)

25 1.4% 0.9% 2023 '19 - '23 Annual Average 21.2% 36.0% 2023 '19 - '23 Annual Average 4.3% 3.6% 2023 '19 - '23 Annual Average $21 $104 2019 2023 $170 $223 2019 2023 $196 $373 2019 2023 OPERATING LEVERAGE AND DIVERSITY OF REVENUE AT PLAY Net Income ($M) 4.1x Change Net Interest Margin(1) Revenue ($M) 0.9x Change Fee Income / Revenue Source: S&P Global Market Intelligence. Note: 2023Q4 BHC data used. (1) FTE Basis. Total Non-interest Expense ($M) 0.3x Change Growth & Operating Leverage Diversified and Attractive Operating Margins ROAA Average includes substantial CapEx in 2019 and 2020 to recruit business developers

26 Combined Franchise

COMBINED FRANCHISE SNAPSHOT

FirstSun Capital Bancorp	TOGETHER	HomeStreet
✓ Total Assets: $7.9B ✓ Gross Loans: $6.3B ✓ Total Deposits: $6.4B ✓ CET1 ratio: 11.1% ✓ NIB/Total: 24% ✓ CRE ex Multi / TRBC: 140% ✓ Strong presence in major metro growth areas (TX, CO, AZ) and stable funding focused markets (KS, NM)	✓ Premier, differentiated regional bank positioned for growth ✓ Balanced franchise with a focus in the nation's most attractive metro markets and complemented by funding from stable, granular markets ✓ Combined balance sheet well-positioned for either a rising rate or declining rate environment	✓ Total Assets: $9.4B ✓ Gross Loans: $7.4B ✓ Total Deposits: $6.8B ✓ CET1 ratio: 9.7% ✓ NIB/Total: 20% ✓ CRE ex Multi / TRBC: 140% ✓ Strong geographic presence in Seattle and Southern California

($ in billions)

$17B	$14.1	~3.9%	~1.4%	~17%
2025 Total Assets	2025 Total Deposits	2025 NIM	2025 ROAA	2025 ROATCE

Source: S&P Global Market Intelligence. Note: Pro Forma estimates at closing including purchase accounting and other merger adjustments.

27

TRANSACTION SUMMARY

Merger Structure & Consideration	▪ Entities: FirstSun Capital Bancorp ("FirstSun" or "FSUN"), HomeStreet Inc. ("HomeStreet" or "HMST") ▪ FirstSun will be the legal and accounting acquiror ▪ 100% common stock; FirstSun to issue shares to HomeStreet shareholders ▪ Exchange ratio: HomeStreet shareholders will receive 0.4345 shares of FirstSun for each HomeStreet share ▪ Aggregate merger consideration to HMST of $286 million[1] ▪ NASDAQ uplist is anticipated prior to closing of the merger
Committed Capital	▪ $175 million in capital commitments from an investor group led by Wellington Management ▪ $80 million will be invested at announcement and $95 million will fund concurrent with the merger closing ▪ Purchase price is fixed at $32.50 per FSUN share ▪ Capital enables combined entity to continue organic growth while maintaining 9%+ CET1 at BHC and 10%+ at bank level after purchase accounting adjustments
Shareholder Ownership	▪ 64% FirstSun / 22% HomeStreet / 9% Wellington[2] / 5% Other Investor Group Capital Commitments
Pro Forma Leadership	▪ Mollie H. Carter (FSUN) — Chairman of the Board ▪ Mark K. Mason (HMST) — Vice Chairman of the Board ▪ Neal E. Arnold (FSUN) — Chief Executive Officer ▪ Robert A. Cafera (FSUN) — Chief Financial Officer
Board of Directors	▪ 12 Directors: 9 from FirstSun / 3 from HomeStreet
Headquarters	▪ Holding company: Denver, Colorado | Bank headquarters: Dallas, Texas ▪ Major Operation Centers: Dallas, TX | Seattle, WA | Southern California | Greater Kansas City
Brand	▪ Combined holding company will be FirstSun ▪ HomeStreet Bank will merge with and into Sunflower Bank, N.A. ▪ Continuation of HomeStreet and Sunflower Bank branding in legacy markets
Timing & Approval	▪ Subject to receipt of approvals from shareholders at both companies as well as customary regulatory approvals ▪ FirstSun insider ownership, inclusive of affiliates and Wellington's $80 million investment at merger announcement, is approximately 69% of pre-merger shares outstanding ▪ Targeted closing: mid-2024

(1) Utilizing the FSUN 20-day average of $33.95 as of January 12, 2024.
(2) Wellington ownership includes $115 million of total equity investment; excludes warrants.

28

29 Non-interest bearing transaction Interest-bearing transaction Time Savings and MMDA 22% 7% 38% 33% 8% 11% 20% 28% 28% 6% Source: S&P Global Market Intelligence, Company Documents. (1) Utilizes bank-level regulatory data as of December 31, 2023. (2) Excludes impact of purchase accounting adjustments. (3) Washington excludes non-reciprocal brokered deposits. (4) FDIC data as of 6/30/2023. (5) Owner-occupied CRE is included within C&I loans. (6) Per loan tape as of 11/30/2023. (7) All other is comprised of 38 states. COMBINED SNAPSHOT: FUNDING AND LENDING Washington Texas Kansas California Colorado New Mexico Other (AZ, HI, OR) 28% 15% 13% 12% 12% 10% 10% $13.2B Deposits 62% non-time ~72% in California ~17% in Pacific Northwest ~11% in Other (7) Kansas Arizona Colorado California Washington Texas All Other MO 2% OR 2% NM 1% IL 1% FL 1% Multifamily 3% 5% 6% 8% 15% 15% 8% 31% Deposits: Composition by Type(1)(2) Loans: Composition by Type(1)(2) Deposits: Composition by Geography(3)(4) Loans: Composition by Geography(2)(6) Multi-family Non-owner Occupied CRE Construction & Land Residential Commercial & Industrial(5) Consumer & Other $13.8B Loans

30 GO-TO MARKET STRATEGY & OPPORTUNITY Houston, TXSouthern California(2)Denver, CO Seattle, WA Dallas, TX Phoenix, AZ San Antonio , TX Ontario, CA Regional business model structure with line of business overlay Operations in 6 of the Top 10 Fastest Growth MSAs… … And With a Presence in 8 of the Top 10 Largest MSAs in the Central & Western U.S(1) Source: S&P Global Market Intelligence, Company documents. Note: FDIC data as of 6/30/2023. (1) Defined as states west of the Mississippi River. (2) The MSA of Southern California includes Los Angeles, Long Beach, and Anaheim; excludes San Diego and Ontario. ✓ 8 Regions ✓ 125+ Bankers So Cal Pacific Northwest El Paso Metro TX Central / Western KS ✓ Focus on integration ✓ Improve business mix ✓ Recruit C&I bankers in Southern California ✓ Build fee income with Treasury Management (TM), C&I business expansion and loan servicing leverage ✓ Maintain local market relationship banking not line of business focus ✓ Leverage specialty banking capabilities in all markets Eastern KS

COMBINED FEE INCOME PROFILE: DIVERSIFIED & POISED FOR GROWTH

2023 year-end data

Combined Total Revenue



Net Interest Income
79%
$581M
Combined
Total
Revenue
Fee Income
21%
Residential Mortgage
GoS
4%
TM / Deposit / Card
/ Wealth Fees
9%
Resi Loan Servicing,
Commerical Loan Sale &
Other
8%

Combined Fee Income



Other
16%
Resi Loan Servicing,
Commercial Loans /
SBA
24%
$121M
Combined
Fee Income
TM / Deposit /
Card Fees
36%
Residential Mortgage
GoS
19%
Wealth/Trust
5%

Areas of Emphasis and Growth for the Combined Company

- Treasury management into HomeStreet markets and client base and expand payment service offerings
- Wealth management into HomeStreet markets and client base
- C&I expansion into HomeStreet markets to include specialty Syndication and Arrangement credit services
- Fannie Mae DUS business and CRE loan sales in FirstSun markets

Source: S&P Global Market Intelligence, Company Documents. Note: Pro Forma excludes purchase accounting adjustments.

31

COMBINED COMMERCIAL CAPABILITY

FSUN has built a comprehensive C&I growth engine that can be deployed into HomeStreet's attractive, large metro markets…

… HMST brings a stellar track record in multi-family lending and a unique platform to drive additional origination capabilities and commercial servicing revenue

FSUN C&I Capabilities:

C&I Team

102 Bankers Across **6** Regions

Specialty Verticals

- Healthcare
- Public Finance
- Tech, Media, and Telecom
- Asset-Backed Lending
- Family Office
- Construction Trades

FSUN C&I Loan Balances



$ in billions; includes owner occupied CRE balances
28% CAGR(1)
$1.2
$1.8
$2.2
$2.9
$3.1
2019
2020
2021
2022
2023

- HMST's two largest markets (greater Pacific Northwest & SoCal) are large, dense, and ripe for incremental growth
- These are wealthy markets with a significant total addressable deposit market opportunity
- These markets have experienced significant consolidation in the $5-$50 billion bank space

HMST Real Estate Capabilities:

Multi-family Team

20+ Bankers Across **4** Regions

- Multi-family
- Single Family Residential
- Construction
- Industrial / Warehouse
- HELOC
- Retail

HMST Multi-family Loan Balances



$ in billions
35% CAGR
$1.1
$1.6
$2.4
$3.8
$3.8
2019
2020
2021
2022
2023

- Extensive track record in multi-family lending with significant portion of the book in California and the Pacific Northwest
- High credit quality with consistently low LTVs and strong DSCR ratios
- Conservative underwriting practices while maintaining a steady stream of demand
- No multi-family net charge-offs since 2000

Source: S&P Global Market Intelligence, FDIC. Note: FDIC data as of 6/30/2023. (1) Includes impact of Pioneer acquisition.

32

TOGETHER, WE ARE A SUPERIOR PERFORMANCE BANKING FRANCHISE

Compelling Valuation Dynamics

P/TBV Multiples[1]

0.56x HMST Purchase Price/TBV	**1.15x** FSUN Issuance Price/TBV

P/EPS Multiples

2.2x HMST Price/2025 Fully Synergized EPS	**7.5x** FSUN Price/2025 EPS (Pre-Raise)

Financial Impact[2]

To the Issuer of Shares

FirstSun Capital BANCORP

30%+ '25 EPS Accretion	**< 2 yrs** TBV Earnback	**25%+** IRR

~(6.5%) TBV Dilution At Close	**~500bps** ROATCE Improvement

Pro Forma Financial Performance Relative to $15-$30B Asset Banks[3]

Top-Tier Revenue Generation

(5 Year Avg. Operating Revenue / Avg. Assets)


4.8%

Powerful NIM

(2025 Estimated)


3.9%

Top-Tier Return on TCE

(2025 Estimated ROATCE)


17%

Strong Projected ROAA

(2025 Estimated ROAA)


1.4%

Source: S&P Global Market Intelligence, Factset. Note: Market and estimate data as of January 30, 2024.
(1) Utilizes HMST and FSUN standalone tangible book value per share as of September 30, 2023. (2) Financial Impacts are estimated at close and include the impact of purchase accounting adjustments, one-time deal charges, and the dilutive impact of the $175 million capital raise on a GAAP basis. (3) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants.

33

ROBUST, COMPLEMENTARY AND WELL-BALANCED REVENUE STREAMS

- ✓ **Balanced, more neutral NII (net interest income) sensitivity position pro forma**
- ✓ **Combined fee income represents approximately 22% of total revenue – relative to 17% median of $15-30B asset banks[1]**
- ✓ **Residential GOS mortgage business is only ~4% of pro forma revenue**
  - Complementary businesses and both focused in core footprints
  - Material back-office cost synergies available in merger
  - Provides interest rate risk hedge in a declining rate environment
- ✓ **Combined company well-positioned to leverage each partner's strengths across the broader pro forma footprint**
  - FSUN: C&I including Treasury Management (TM) capabilities, Trust/Wealth Management, mortgage banking
  - HMST: multi-family lending, commercial real estate, construction lending, mortgage banking, loan servicing and FNMA DUS license

Neutral Earnings Sensitivity Profile

HomeStreet	FirstSun Capital Bancorp
Liability Sensitive	**Asset Sensitive**
2019-2021	*2021-2023*
96bps ROAA Expansion	**64bps ROAA Expansion**
46bps NIM Expansion	**106bps NIM Expansion**

Pro Forma 2025E Fee Inc. / Total Revenue

Relative to $10B - $30B Asset Banks[2]



22%
2025E
Pro Forma (1)

Source: S&P Global Market Intelligence, Company documents & FactSet. Note: Financial data as of last twelve months ("LTM") December 31, 2023.
(1) Full year 2025 data shown for combined company metric, excludes the impact of identified revenue enhancements; last twelve months performance shown for peers. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants; excludes HTH from chart given business revenue model.

34

35 Conclusion

36 1.02% 1.38% 1.09% 0.94% 2020 - 2023 Average 2023 FSUN $2-$10B Peers 10.1% 7.6% FSUN $5-$10B Peers FIRSTSUN IS HIGHLY CONFIDENT IN ITS ABILITY TO EXECUTE TRACK RECORD OF FINANCIAL RESULTS OUTPERFORMANCE $1.12 $4.08 Pre-SGB EPS in 2015 FSUN 2023 GAAP EPS Build High Quality, Durable Profitability While Achieving Operating Leverage Protect Tangible Book and Compound Per Share Value at an Above Average Rate TBV CAGR Since 2019 YE Long-Term EPS CAGR GAAP ROAA (1) Source: S&P Global Market Intelligence. (1) EPS in last full year prior to Strategic Growth merger; 2015 year end pre-tax income and adjusted for a 24% tax rate given legacy sub chapter S corporation status. 1.0% 1.4% 1.1% 0.9% 2020 - 2023 Average 2023 ✓ FirstSun’s favorable risk profile was deliberate – we are well-positioned and playing offense ✓ Never compromise on credit & culture ✓ Plenty of room to grow organically in current metro markets and HomeStreet markets ✓ Quality of growth more important than market share ✓ Emphasis on core deposit franchise ✓ Highly selective in assessing this M&A opportunity relative to others ✓ Relentless execution of the playbook will drive shareholder value creation

37 COMPELLING INVESTMENT THESIS Premier, differentiated regional bank positioned for growth Balanced franchise with a focus in the nation’s most attractive metro markets and complemented by funding from stable, granular markets Combined balance sheet well-positioned for either a rising rate or declining rate environment Exceptional financial benefits and upside for both sets of shareholders Favorable shareholder construct and trading dynamics

38 POSITIONED FOR UPSIDE MARKET PERFORMANCE Source: S&P Global Market Intelligence; FactSet. Note: Market data utilizes 20-day VWAP as of January 30, 2024. (1) Pro forma ratios are estimates at deal closing and include purchase accounting and other merger adjustments. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (3) Profitability metrics for FSUN/HMST estimated as of first full year of pro forma operation, FY 2025; last twelve months as of September 30, 2023 for Peers. (4) Utilizing the FSUN 20-day average of $35.52 as of January 30, 2024. (5) Tangible book value at closing of $30.69. (6) 2025 Pro forma EPS of $6.05. (1) Better Pro Forma Peers (2) Than Peers? Median Top Quartile Profitability (3) Estimated Net Interest Margin ~3.9% ✓ 3.3% 3.5% Fee Income / Revenue ~22% ✓ 16% 23% Core ROAA ~1.4% ✓ 1.2% 1.3% Core ROATCE ~17% ✓ 16% 18% Implied Trading Multiples Stock Price (4) $35.52 -- -- Price / TBV @ Closing (5) 1.15x 1.43x 1.89x Trading Multiple Differential 25% 65% Price / 2025 EPS (6) 5.9x 11.3x 12.6x Trading Multiple Differential 93% 114%

PRO FORMA CAP TABLE & INVESTOR EVOLUTION

- ✓ Strong insider and affiliate ownership
- ✓ Significant variance in index/passive and overall institutional ownership relative to peers
- ✓ NASDAQ uplist anticipated prior to closing of the merger

Pro Forma FSUN/HMST Cap Table

Market Cap $ in millions[1]



Hale Family, Board & Management ($399M mkt cap)
Insiders and Affiliates
57%
29%
16%
3%
20%
25%
7%
Active Institutional ($219M mkt cap)
Index/Passive Institutional ($44M mkt cap)
Retail/Non Institutional ($345M mkt cap)
New FSUN PE/Institutional ($286M mkt cap)
Legacy FSUN PE + <4.9% Ownership ($104M mkt cap)

- ~130 unique active institutional investors have top 15 positions in this peer group
- Virtually none of this investor universe has material ownership in FSUN or HMST
- Average individual fund hold size of ~$70M
- Potential New Investor Universe: ~$9 billion



Market Cap Differential[1]: ~$420M
3%
33%
FSUN/HMST Index/Passive Institutional
Peer Index/Passive Institutional[2]

New FSUN PE/Institutional Investors

($286M market cap)

- JLL (Pioneer transaction)
- Wellington (HMST transaction)
- Castle Creek (HMST transaction)

Legacy FSUN PE + <4.9% Ownership

($104M market cap)

- Aquiline (SGB transaction)
- Lightyear (SGB transaction)

Source: S&P Global Market Intelligence; FactSet. Note: Assumes FirstSun has no passive institutional ownership. (1) Utilizing FSUN 1/30/2024 spot price of $36.00. (2) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants.

39

40 Appendix

KEY MODEL IMPACTS AND ASSUMPTIONS

Key Merger Impacts				
	2025E EPS Accretion	30%+	TBV Earnback (Crossover Method)	< 2 Years
	Tangible Book Value Dilution @ Close	~(6.5%)	IRR	25%+

Earnings	▪ FSUN and HMST standalone projections based on management projections ▪ Pro Forma reflects management's outlook for the combined company
Cost Synergies	▪ Represents approximately $55 million pre-tax or ~11% reduction of combined expense base, and 26% of HMST standalone expense base ▪ Reflects bottoms-up cost savings analysis expected to be fully phased in by 2025
Credit Mark	▪ Gross credit mark equal to 1.08% of total loans (~$80 million), resulting in 1.21% pro forma reserves at close ▪ Assumes mark is 100% PCD
Fair Value Marks	▪ $420 million (~5.6%) HMST loan pre-tax write down, $323mm after-tax impact accreted into earnings over 5 years ▪ Each entity's AOCI adjusted for 2023Q4 market pricing ▪ HMST's AOCI assumed to be an after-tax loss of $88 million with $60 million of the $88 million assumed to be accreted through pro forma earnings over 6 years ▪ Rate, spread and other fair value marks: ~$91 million net discount, accreted based on estimate remaining lives of individual assets and liabilities
One Time Costs	▪ ~$87 million pre-tax; ~$41 million realized at Transaction Close, remainder in the second half of 2024 ▪ Reflected in computation of pro forma tangible book value per share at closing
Core Deposit Intangible	▪ ~$83 million (equivalent to ~2.2% of non-time deposits), amortized over 10 years utilizing sum-of-year digits methodology
Additional Assumptions	▪ 23% marginal tax rate for FSUN and all pro forma merger adjustments ▪ Combined Durbin pre-tax dis-synergy of ~$7 million annually on a fully phased in basis

Source: Company documents.

41

PURCHASE ACCOUNTING SUMMARY

Tangible Book Value per Share Impact

	$ millions	Shares (mm)	$ per share
FirstSun Capital Bancorp (FSUN):			
Estimated Standalone Tangible Book Value at Close (6/30/24)	$819.3	25.0	$32.82
Pro Forma:			
Estimated Standalone Tangible Book Value at Close (6/30/24)	$819.3	25.0	
(+) Stock Consideration	286.5 [1]	8.4	
(+) Bargain Purchase Gain	16.3 [2]		
(+) Net Proceeds from Capital Raise	174.6	5.4	
(-) Core Deposit Intangible (CDI) Created	(82.8)		
(-) After-tax FSUN Restructuring Expenses at Close	(23.8)		
Pro forma FSUN Tangible Book Value at Close (6/30/24)	**$1,190.1**	**38.8**	**$30.69**
TBV Dilution at Close - $			**($2.14)**
TBV Dilution at Close - %			**(6.5%)**
Non-GAAP Tangible Book Value Impact:			
Pro forma FSUN Tangible Book Value at Close (6/30/24)	$1,190.1	38.8	$30.69
(-) After-tax FSUN Restructuring Expenses Post-Closing	(34.9)		
Illustrative Fully-loaded Pro forma FSUN Tangible Book Value	**$1,155.2**	**38.8**	**$29.79**
Fully-loaded TBV Dilution - $			**($3.04)**
Fully-loaded TBV Dilution - %			**(9.3%)**
Tangible Book Value Earnback (Crossover Method)			**< 2 Years**

Calculation of Bargain Purchase Gain

		$ millions
(A)	**Stock Consideration to HomeStreet (HMST)**	**$286.5** [1]
	Estimated HMST Standalone Tangible Common Equity at Close (6/30/24)	$534.0
	(-) After-tax HMST Restructuring Expenses at Close	(10.0)
	(-) Net After-tax Credit Mark	(31.6) [3]
	(-) After-tax Loan Mark	(323.4)
	(-) After-tax Mortgage Servicing Rights Mark	4.0
	(-) After-tax Other Fixed Assets Mark	(3.9)
	(+) After-tax Time Deposits Mark	1.8
	(+) After-tax FHLB Borrowings Mark	3.7
	(+) After-tax Subordinated Debt Mark	47.5
	(+) After-tax Senior Debt Mark	8.0
	(+) After-tax Trust Preferred Mark	8.8
(B)	**Adjusted HMST Standalone Tangible Common Equity at Close (6/30/24)**	**$239.0**
	Excess Over Adjusted Tangible Book Value (A - B)	**$47.5**
	(-) Core Deposit Intangible (CDI) Created	(82.8)
	(+) Deferred Tax Liability on CDI	19.0
	Goodwill Created	**$0.0**
	Bargain Purchase Gain	**$16.3** [2]

Sources: Company documents; S&P Global Market Intelligence.
(1) Based on 0.4345 shares of FirstSun Capital Bancorp for each HomeStreet, Inc. shares outstanding (~19.4 million, inclusive of unvested common stock equivalents).
(2) Based on expectations and assumptions as of announcement date; subject to change at transaction closing (estimated at June 30, 2024 for illustrative purposes).
(3) Assumes 100% PCD (Purchase Credit Deteriorated) Loans.

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EARNINGS PER SHARE ACCRETION

Full Year 2025 Pro Forma Earnings Walkthrough

	GAAP ($mm)	Millions of Diluted Shares	$ per share
FirstSun Capital Bancorp 2025E Standalone Net Income	$114.5	25.4	$4.52
HomeStreet 2025E Standalone Net Income	32.7		
Combined Net Income	**$147.2**	**25.4**	
After-tax Pro Forma Adjustments:			
Cost Savings (Fully Phased-in)	$42.3		
Combined Durbin Amendment Impact	(3.3) [1]		
Reversal of HomeStreet CDI Amortization	1.6		
Core Deposit Intangible (CDI) Amortization, net of DTL	(11.0) [2]		
Loan Interest Rate Mark Accretion	64.7 [3]		
Accretion of AOCI related to AFS Securities	10.0 [4]		
Time Deposits / Debt / Borrowings Mark Accretion	(13.2) [5]		
Other Assets Amortization, Net	(0.6) [6]		
All Other Pro Forma Adjustments, Net	1.9 [7]		
Pro Forma FirstSun Capital Bancorp Net Income	**$239.7**	**39.6** [8]	**$6.05**
FirstSun Capital Bancorp EPS Accretion - $			**$1.53**
FirstSun Capital Bancorp EPS Accretion - %			**34.0%**

Sources: Company documents; S&P Global Market Intelligence.
(1) Half year impact of combined Durbin amendment impact.
(2) $82.8 million pre-tax CDI amortized over 10 years (sum-of-the-years digits method).
(3) $420.0 million pre-tax loan interest rate mark accreted over 5 years.
(4) AOCI of $60.0 million (after-tax), accreted through earnings over 6 years.
(5) Time deposits pre-tax mark of $2.4 million accreted over 1 year; borrowings pre-tax mark of $4.8 million accreted over 2.5 years; subordinated debt pre-tax mark of $61.7 million accreted over 7.5 years; senior debt pre-tax mark of $10.4 million accreted over 2.0 years; trust preferred pre-tax mark of $11.4 million accreted over 12.0 years.
(6) Mortgage servicing rights pre-tax mark of $5.1 million amortized over 5 years plus fixed assets pre-tax mark of $5.0 million accreted over 20 years.
(7) Net impact of cost of financing, interest income from capital raise proceeds, loss of certain state tax benefits, and pro forma stock grants.
(8) Pro forma diluted shares outstanding includes shares issued on the equity raise, pro forma stock grants, and shares issued to HomeStreet based on 0.4345x exchange ratio.

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IMPRESSIVE CAPITAL ACCRETION & DURABLE PRO FORMA BALANCE SHEET

Post-Closing Capital Ratios 2024-2025E

Legend: GAAP Basis | Rate Mark Effect[(1)]

CET1 Capital Ratio



FSUN/HMST in excess of recently closed deals
FirstSun Capital
HomeStreet
8.7%
10.8%
9.1%
10.8%
9.3%
11.7%
10.7%
+138 bps
11.8%
Recently Closed M&A Comps(2)
Q2-2024 Closing
2024
2025
Peer Median(3)

Tangible Common Equity / Tangible Assets



FirstSun Capital
HomeStreet
6.5%
8.5%
7.2%
8.6%
7.5%
9.4%
8.6%
+113 bps
7.6%
Recently Closed M&A Comps(2)
Q2-2024 Closing
2024
2025
Peer Median(3)

Well-Positioned for Any Environment

Legend: GAAP Basis | Ex. Multifamily

ACL / Loans



1.53%
1.21%
1.11%
[H](4,5)
Peer Median(3)

AOCI as a % of GAAP Equity



3.1%
13.9%
[H](5)
Peer Median(3)

Source: S&P Global Market Intelligence. (1) Rate mark effect adds back any unamortized interest rate marks. (2) Bank M&A deals that closed in 2023 prior to September 30, 2023 where seller assets were over $1 billion and whereby the seller assets were over 50% of the buyers assets; two deals: Columbia Banking System, Inc./Umpqua Holdings Corporation and Shore Bancshares, Inc./The Community Financial Corporation; capital ratio data shown in the chart reflects the median first reported quarter post-closing. (3) Nationwide major exchange-traded banks and thrifts with total assets between $15 and $30 billion as of September 30, 2023, excluding merger targets, mutuals, and merger-of-equals participants. (4) Ex. multifamily excludes the implied HMST multifamily loans at close and the reserves attributed to multifamily loans as of September 30, 2023. (5) Pro forma ratios are estimates at deal closing and include the pro forma merger adjustments and purchase accounting marks.

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